This Is the Future of Home Construction.

Boxabl has patented technology that we think will enable us to mass produce housing on a scale and cost never before possible

170,000
people expressed interest in purchasing a Casita

75
patent filings

3
factory buildings

500+
houses built to date

Raised
$150M
from
40,000
investors

INVEST NOW

$0.80 USD
Per Share

$1,000
Min. Investment

$3,265,744
Max Raise Amount

Form C Offering Memorandum

As seen on:

NBC HYPEBEAST Forbes BUSINESS INSIDER CURBED TheRichest CNN cnet yahoo! finance

TRACTION

Since we opened Factory 1 in 2021 we have built 500+Homes

for the **US Government** and more

We are planning to engineer an entire building system where **different sized room modules stack and connect** to create many building types on the planet.


Ep. 5 Boxabl Factory Update 2023 - Panel Upgrades, Factory 3, and Box...
Share
BOXABL
welcome home
Watch on YouTube



“Those Boxabl houses are so cool”

Post Malone [2]

INNOVATION

Factory promised, factory delivered.

In 2020 we started raising money from investors to build a new type of house factory and we did just that. We turned on Factory 1, Factory 2, and Factory 3 in record time… and now we have shipped hundreds of houses.

We believe Boxabl technology can make that possible. We are now seeking to raise $1 billion dollars to make housing affordable for everyone.

INVEST NOW



PRODUCT

Meet the **Casita**

The Casita can be unfolded in someone's backyard in less than a day. It can also be used to make workforce housing, affordable housing, military housing, and more. The product includes a washer/dryer unit, fridge, stove, bathroom, kitchen, outlets, HVAC, and more. It is turnkey and ready to go, just add your bed and couch.

And it can be unfolded in just one day!

And they **can be setup just in a day**

170,000+ People

Have Reserved a Casita

INVEST NOW

Reservations for Casita represent

$10B*

in potential revenue.











USE OF FUNDS

You Can Help Build Boxzilla

Our first three factories are already operational. Now we're ready to scale. Together with investors like you, we're planning to build the largest and most advanced home factory in the world. We're calling it: Boxzilla.

We are planning to:

- Make a house every **5 minutes**
- Build **50,000 modules** per year
- Cut labor costs through automation and advanced robotics
- Build **all residential building types**
- Build a **2,000,000** square ft factory
- Produce the **lowest cost** housing solution in the world


BOXABL
welcome home

Radically Simplifying Construction

We've solved the shipping problem in modular construction: Our patented design folds up so it can be delivered to any location with a truck as small as an F-250. That unlocked the ability for us to streamline factory construction using fewer components. We can mass-produce standardized room modules that stack and connect in the field. Our factory process is modeled after automobile manufacturing principles, which represent the most advanced modern manufacturing processes.



Boxabl wall



Traditional Wall

INVEST NOW

COMPETITIVE ADVANTAGE

75 Patent Filings Protect Our Innovation

Companies have tried to build homes in factories before, but most have failed. We think our innovative tech gives us an advantage. Plus, the largest home builder in the US, DR Horton, is an investor, customer, and supporter.

INVEST NOW







PROBLEM

We Can Help Solve the Housing Crisis

The US built fewer homes in the decade after the Great Recession than in any decade since the 1960s[3]. Now, many people pay over 50% of their income toward housing[4]. Between the costs, the time, and the 500,000 worker shortage in construction, this problem won't solve itself. **Our goal is to dramatically reduce housing costs for everyone.**

INVEST NOW





TESTIMONIAL

Investor Testimonials



After receiving updates on the factory progress decided to increase my level of investment. Looking forward to seeing the factory in action.

Donald Bayliss



I have been looking for ideas on affordable housing in Washington State (Seattle area). Your concept is so practical. I have started with a small investment and will invest more when my comfort level gets better. I may have some small lots to put these on in the near future. all the best Sully

Brian Sullivan



I believe in the product and when I saw the first video I wanted one. And if I wanted one. I know others will have the same reaction.

Lisa Valentin

Milestones

Factory-1 operational and shipping houses!

Factory-2 is operational and producing parts!

Factory-3 is built and we are moving in…

170,000+ people reserved Casitas representing over $10bn in potential revenue.*

Raised over $150m total from 40,000+ investors to fund factory expansion.

System protected by 75 patent filings and growing.

Completed production of initial order to deliver 156 houses to the United States Military.

A building system that goes far beyond Casita… We think our room module system will be able to build most building types on most of the planet. Think legos that stack and connect to build single family or apartment buildings and much more.

Huge social impact, potential to improve the quality of life for billions of people.

VOLKSWAGEN GROUP

Guided by Volkswagen Group's Porsche Consulting Inc. for the design and implementation of Boxabl's new factory.

Potential to disrupt a massive and outdated building construction market, starting with the rapidly growing USA Accessory Dwelling Unit market.

Strategic partnership with the largest home builder in the USA DR Horton, includes investment, pilot order, and other support.

🚀 500+ HOUSES!

Already built 500+ houses!

Established Board of Directors

Wall panels listed with ICC and certified to meet international building code.

Showcased our product in Washington DC on the National mall in partnership with HUD.

$15m in equipment upgrades and next gen Casita product coming soon.

Currently in planning stages for the BOXZILLA factory… This is planned to be the most advanced house factory in the world.

See us in action


WE HAVE SOMETHING
Ep. 4 B...
TO SHOW YOU

Learn ...
THE FUTURE OF HOUSING

BOXAB...

“Housi...
It's unpacked in about an hour

TINY HOUSE
Inside E...

FULL T...

FOUNDING STORY

Father-Son Duo Paolo and Galiano Tiramani Reinvent Construction

Paulo is an industrial designer and engineer with over 150 patent filings. Galiano is a serial tech entrepreneur. Together the two cracked the code for modular home construction: Make the homes foldable for easy shipping. 40,000+ investors later and Boxabl is making their vision of home construction a reality.


BOXABL



TEAM

Meet the visionary **team behind Boxabl**



Paolo Tiramani
CEO / Founder

An industrial designer and mechanical engineer Paolo holds over 150 patent filings which have generated more than $1billion in retail sales. He has funded Boxabl to date through his intellectual property investment company 500 Group.



Galiano Tiramani
Director / Founder

Galiano is a serial entrepreneur who has founded several successful startups. Notably, a cryptocurrency exchange and bitcoin ATM network that was founded in 2014 and later sold. He also operated a large marijuana cultivation and processing facility in Northern California before moving to Las Vegas to pursue Boxabl full time. Galiano holds a bachelors degree in business.



Kyle Denman
Director of Engineering / Founder

Kyle is the senior engineer leading development of the Boxabl technology. A graduate in Engineering from Stonybrook University he holds over 20 civil engineering and automotive mechanical patents. Kyle comes from a family construction business.



SOCIAL

FOLLOW US

FAQs

1. Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise. You are purchasing a preferred share of capital stock, which may pay dividends at a specific rate when those are issued to common stock shares, but also has equity like properties, because it ranks lower than bonds and creditors but above common stock in its capital structure.

2. How much can I invest?

3. How do I calculate my net worth?

4. What are the tax implications of an equity crowdfunding investment?

5. Who can invest in a Regulation CF Offering?

6. What do I need to know about early-stage investing? Are these investments risky?

7. When will I get my investment back?

8. Can I sell my shares?

9. Exceptions to limitations on selling shares during the one-year lockup period:

10. What happens if a company does not reach their funding target?

11. How can I learn more about a company's offering?

12. What if I change my mind about investing?

13. How do I keep up with how the company is doing?

14. What relationship does the company have with DealMaker Securities?

JOIN THE DISCUSSION

Loading Comments

BOXABL welcome home

Privacy Policy

1. Statista
2. Facebook
3. Fannie Mae
4. Pew Research Center

*$10bn in potential revenue if those who have reserved each purchased a Casita. Reservations do not require purchase of a Casita and there is no assurance of how many will result in actual purchases.

TRACTION MARKET TEAM **INVEST NOW**

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Any past performance described is not indicative of future results. If the issuer is unsuccessful in adding customers to its marketplace, or if its clients decrease their level of engagement, its revenue, financial results, and business may be significantly harmed. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Wave Mobile Technologies, Inc. (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's accompanying Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.